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MAR 02 2022

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SEC FILE NUMBER
8-45375

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CCO Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2398 East Camelback Road, 4th Floor
(No. and Street)

Phoenix	AZ	85016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph Terry	602-224-4237	jterry@cimgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

555 West 5th Street, Suite 2700	Los Angeles	CA	90013
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

Deloitte.

Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel:+1 213 688 0800
Fax:+1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Oversight Committee and Member of CCO Capital, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CCO Capital, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2022

We have served as the Company's auditor since 2014.

CCO Capital, LLC

Statement of Financial Condition
As of December 31, 2021

ASSETS		
Cash and cash equivalents	$	3,992,201
Prepaid expenses		136,900
Accounts receivable		8,737
Due from affiliates		4,097,409
Total assets	$	8,235,247
LIABILITIES AND MEMBER'S EQUITY		
Accrued compensation	$	3,548,990
Accounts payable and other accrued expenses		179,162
Due to affiliates		24,768
Total liabilities		3,752,920
Commitments and contingencies (Note 5)		
Member's Equity		4,482,327
Total liabilities and member's equity	$	8,235,247

The accompanying notes are an integral part of this statement.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

CCO Capital, LLC ("CCO Capital" or the "Company"), a Delaware limited liability company and wholly-owned subsidiary of CCO Group, LLC (the "Parent"), is licensed to operate as a broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act"). The Parent is wholly owned by CIM Group, LLC ("CIM"), which owns common equity, and its affiliate CCA Acquisition, LLC ("CCA"), which owns preferred equity.

The Company serves as the dealer manager and sales agent, distributing shares of common and preferred stock for certain publicly registered real estate investment trusts (the "REITs"), a non-diversified, closed-end management investment company that is operated as an interval fund (the "Interval Fund") and a business development company (the "BDC" and, together with the Interval Fund, and the REITs, the "Public Funds"), advises them regarding offerings (the "Offerings"), manages relationships with participating broker-dealers and financial advisors, and provides assistance in connection with compliance matters relating to the Offerings. In addition, the Company acts as placement agent for certain private funds that are managed by subsidiaries of CIM (the "Private Funds"). During the year ended December 31, 2021, all REITs where the Company served as the dealer manager as well as the Private Funds and the Interval Fund were affiliates of the Company as they are under common control with CIM and/or are managed by subsidiaries of the Parent or CIM.

The Company derives its revenues from selling commissions, dealer manager fees, and distribution and stockholder servicing fees for services relating to the Offerings. Additionally, during the year ended December 31, 2021 the Company was party to expense-sharing agreements (the "Agreements") with the Parent and CIM whereby certain expenses are incurred by the Parent and CIM on behalf of the Company and are then reimbursed by the Company. See Note 3 – Related Party Transactions to the financial statement for further discussion. Therefore, if the Company were a stand-alone entity, the financial statement presented could be materially different.

The Company has experienced substantial recurring losses and negative cash flows from operations in recent years and through December 31, 2021. The Company's ability to continue as a going concern and to meet its capital requirements is dependent on continued financial support from its Parent either directly or through contributions received from CIM on an as needed basis. The Parent has represented its ability to and will provide capital contributions to the Company for terms that extend through February 2023. The Company received capital contributions of $11,300,000 from the Parent in 2021.

Early in the year ended December 31, 2020, the COVID-19 virus was declared a global pandemic. Since then, COVID-19 has spread worldwide, causing significant disruptions to the U.S. and world economies and has triggered a period of significant global economic slowdown. In the first half of 2021, the U.S. and world economy initially showed signs of recovery from the impact of COVID-19 as vaccination rates increased, virus caseloads declined and businesses, schools and public services began to reopen. However, the emergence of variant strains of COVID-19 and the concomitant disruption to the global supply chain threatened to slow or reverse these trends in the fourth quarter of 2021 and beyond. As a result, there continues to be uncertainty regarding the continued impact of COVID-19 on the U.S. and international economies. Management is carefully monitoring the situation and evaluating its options during this time. No adjustments have been made to this financial statement as a result of this uncertainty.

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because the Company has limited its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in SEA Rule 15c3-3) for the year ended December 31, 2021. The Company files an Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Summary of significant accounting policies

Basis of Accounting

The Company prepares its financial statement in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts, as well as investments in highly-liquid money market funds with original maturities of three months or less. The Company deposits cash at high quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company ("FDIC") up to an insurance limit of $250,000. At times, the Company's cash and cash equivalents may exceed federally insured levels. Although the Company bears risk on amounts in excess of those insured by the FDIC, it has not experienced and does not anticipate any losses due to the high quality of the institutions where the deposits are held.

Income Taxes

The Company is disregarded as an entity separate from the Parent for income tax purposes. Accordingly, the Company is generally not subject to federal and state income taxes on a standalone basis.

With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2017. The Company has determined that there are no material uncertain income tax positions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Note 2. Accounts Payable and Accrued Expenses

Accounts payable and other accrued expenses consist of $970 for accrued dealer manager fees, $34,248 for Financial Industry Regulatory Authority member fees and $143,944 for other accrued expenses.

Note 3. Related Party Transactions

Due from Affiliates

As of December 31, 2021, $14,080 was due from the Public Funds for services related to the Offerings, $579,622 was due from CIM Commercial Trust Corporation ("CMCT") for expenses incurred related to the dealer manager agreement, $55,708 was due from the Parent for expenses paid by the Company on the Parent's behalf, $3,444,338 was due from CIM for services relating to the Private Funds and $3,661 was due from CIM for expenses paid by the Company on CIM's behalf.

Due to Affiliates

As of December 31, 2021, $104,652 was due to the Parent and $3,444,338 was due to CIM for accrued compensation consisting primarily of outstanding commissions and bonuses earned by the Company's registered representatives during the period which will become due to the Parent and CIM once paid to the Company's associated persons. Additionally, as of December 31, 2021, $24,768 was due to the Parent for expenses paid by the Parent on the Company's behalf.

Note 4. Net Capital Rule

Pursuant to the net capital provisions of Rule 15c3-1 under the Exchange Act, the Company is required to maintain a minimum net capital balance and a ratio of aggregate indebtedness to net capital that does not exceed 15 to 1. As of December 31, 2021, the Company had net capital of $239,281, which was below the minimum net capital requirement of $250,195 by $10,914. The Company's ratio of aggregate indebtedness to net capital was 15.68 to 1.

Subsequent to year end the Company received the balance due from CIM relating to services performed for the Private Funds and a contribution from the Parent of $1,500,000 restoring the Company's excess net capital balance. Additionally, the Company made payment to CIM for the accrued compensation due at December 31, 2021, bringing the ratio of aggregate indebtedness below the maximum requirement.

Note 5. Commitments and Contingencies

In the ordinary course of business, the Company may become subject to litigation and claims. The Company is not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to the Company's business, that are likely to have a probable adverse effect on its results of operations and financial condition.

Note 6. Subsequent Events

The Company has evaluated subsequent events, up to the date of this filing, and no subsequent events have occurred other than that disclosed in Note 4.